UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	21 March 2025 - “Director/PDMR Shareholding”

99.1

Haleon plc: Director/PDMR Shareholding

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

21 March 2025: Haleon plc (the "Company" or "Haleon") (LSE/NYSE:HLN) today announces notification and public disclosure in accordance with the requirements of The UK Market Abuse Regulation of Transactions by a Person Discharging Managerial Responsibilities ("PDMR").

This notification sets out the details of the grant of Haleon share awards over Ordinary Shares made to PDMRs under the Haleon Performance Share Plan, Share Value Plan and Deferred Annual Bonus Plan.

The Performance Share Plan main awards are subject to performance conditions over the performance period ending on 31 December 2027. Performance targets are disclosed in the 2024 Annual Report and 20-F.

The Share Value Plan (Buyout) awards are subject to continued employment.

All awards were made in line with the principles of Haleon's Directors' Remuneration Policy and are subject to malus and clawback provisions.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Brian McNamara
2	Reason for the notification
a)	Position/status	Chief Executive Officer - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	(i) Grant of a conditional award under the Haleon plc Performance Share Plan (ii) Grant of a conditional award under the Haleon plc Deferred Annual Bonus Plan
c)	Price(s) and volume(s)
			Price(s)	Volume(s)
		(i)	Nil	1,507,212
		(ii)	Nil	194,833

d)	Aggregated information

	- Aggregated volume	1,702,045

	- Price	Nil

e)	Date of the transaction	19 March 2025
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Dawn Allen
2	Reason for the notification
a)	Position/status	Chief Financial Officer - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	(i) Grant of a conditional award under the Haleon plc Performance Share Plan (ii) Grant of a conditional award under the Haleon plc Deferred Annual Bonus Plan
c)	Price(s) and volume(s)
			Price(s)	Volume(s)
		(i)	Nil	655,129
		(ii)	Nil	19,198

d)	Aggregated information

	- Aggregated volume	674,327

	- Price	Nil

e)	Date of the transaction	19 March 2025
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Filippo Lanzi
2	Reason for the notification
a)	Position/status	President, EMEA and LATAM - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	Grant of a conditional award under the Haleon plc Performance Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	491,968

d)	Aggregated information

	- Aggregated volume	491,968

	- Price	Nil

e)	Date of the transaction	19 March 2025
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Keith Choy
2	Reason for the notification
a)	Position/status	President, Asia Pacific - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	Grant of a conditional award under the Haleon plc Performance Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	487,957

d)	Aggregated information

	- Aggregated volume	487,957

	- Price	Nil

e)	Date of the transaction	19 March 2025
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Line De Decker
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	Grant of a conditional award under the Haleon plc Performance Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	384,616

d)	Aggregated information

	- Aggregated volume	384,616

	- Price	Nil

e)	Date of the transaction	19 March 2025
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Claire Dickson
2	Reason for the notification
a)	Position/status	Chief Digital and Technology Officer - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	(i) Grant of a conditional award under the Haleon plc Performance Share Plan (ii) Grant of a conditional award under the Haleon plc Share Value Plan (Buyout)
c)	Price(s) and volume(s)
			Price(s)	Volume(s)
		(i)	Nil	353,847
		(ii)	Nil	3,046

d)	Aggregated information

	- Aggregated volume	356,893

	- Price	Nil

e)	Date of the transaction	19 March 2025
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Adrian Morris
2	Reason for the notification
a)	Position/status	General Counsel - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	Grant of a conditional award under the Haleon plc Performance Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	461,539

d)	Aggregated information

	- Aggregated volume	461,539

	- Price	Nil

e)	Date of the transaction	19 March 2025
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tamara Rogers
2	Reason for the notification
a)	Position/status	Chief Marketing Officer - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	Grant of a conditional award under the Haleon plc Performance Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	468,274

d)	Aggregated information

	- Aggregated volume	468,274

	- Price	Nil

e)	Date of the transaction	19 March 2025
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Namrata Patel
2	Reason for the notification
a)	Position/status	Chief Supply Chain Officer- PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	Grant of a conditional award under the Haleon plc Performance Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	395,070

d)	Aggregated information

	- Aggregated volume	395,070

	- Price	Nil

e)	Date of the transaction	19 March 2025
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ed Petter
2	Reason for the notification
a)	Position/status	Chief Corporate Affairs Officer - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	Grant of a conditional award under the Haleon plc Performance Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	376,924

d)	Aggregated information

	- Aggregated volume	376,924

	- Price	Nil

e)	Date of the transaction	19 March 2025
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Franck Riot
2	Reason for the notification
a)	Position/status	Chief R&D Officer - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	Grant of a conditional award under the Haleon plc Performance Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	380,863

d)	Aggregated information

	- Aggregated volume	380,863

	- Price	Nil

e)	Date of the transaction	19 March 2025
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Björn Timelin
2	Reason for the notification
a)	Position/status	Head of Strategy - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	Grant of a conditional award under the Haleon plc Performance Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	365,385

d)	Aggregated information

	- Aggregated volume	365,385

	- Price	Nil

e)	Date of the transaction	19 March 2025
f)	Place of the transaction	Outside a trading venue

Amanda Mellor
Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: March 21, 2025	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary